EXHIBIT 99.1

Huazhu Group Limited Announces Change to Board of Directors

SHANGHAI, China, July 23, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing hotel group, today announced the appointment of Ms. Lei Cao and Mr. Theng Fong Hee as directors of the Company’s board of directors (the “Board”). Ms. Xiaofan Wang will no longer serve as a director of the Board and will serve as a board observer going forward.

Ms. Lei Cao is the head of tax Greater China at Philips Singapore.  Prior to that, Ms. Cao served in various position at Philips China and Philips Singapore since 2003, including senior tax director, tax director and senior tax manager. Prior to that, Ms. Cao worked in Deloitte Touche Tohmatsu Certified Public Accountants LLP from 1995 to 2003. Ms. Cao received her bachelor’s degree in international business management from Shanghai University of Finance and Economics in 1995. Ms. Cao is a PRC Certified Public Accountant and a Certified Tax Agent of the PRC.

Mr. Theng Fong Hee is a qualified advocate and solicitor in Singapore with over 30 years of experience. Mr. Hee is currently a consultant at Harry Elias Partnership LLP. Prior to that, he worked in various law firms, including RHTLaw Taylor Wessing LLP as a partner from April 2011 to June 2013. Mr. Hee sits on the panel of various arbitration institutions, including Singapore International Arbitration Centre, China International Economic and Trade Arbitration Commission, Beijing Arbitration Commission, Shanghai International Economic and Trade Arbitration Commission, Hong Kong International Arbitration Centre, Hainan International Arbitration Court and Asian International Arbitration Centre. Mr. Hee is also an ambassador of Singapore International Mediation Centre and has been an accredited mediator of Singapore Mediation Centre since 2017. Mr. Hee serves as an independent director of several listed companies, including Zheneng Jinjiang Environment Holding Company Limited (SGX: BWM), Straco Corporation Limited (SGX: S85), Yanlord Land Group Limited (SGX: Z25), China Aviation Oil (Singapore) Corporation Ltd (SGX: G92), Haidilao International Holding Ltd. (HKSE: 6862). Mr. Hee received his bachelor’s degree in law from National University of Singapore in 1979 and also received a diploma in Chinese law from Soochow University in 2004. He has been admitted as an advocate and solicitor by The Supreme Court of Singapore since 1981.

After these changes, Huazhu’s Board is comprised of Mr. Qi Ji, executive chairman of the Board and chief executive officer, Ms. Min Zhang, vice chairlady of the Board, Mr. Sébastien Bazin (Mr. Gaurav Bhushan, being the alternative director to Mr. Sébastien Bazin), Mr. Shangzhi Zhang, Mr. John Jiong Wu, Ms. Tong Tong Zhao, Mr. Jian Shang, Ms. Lei Cao and Mr. Theng Fong Hee.

“We would like to thank Xiaofan for her dedication and contribution to Huazhu’s growth over the years,” commented Mr. Qi Ji, executive chairman of the Board and chief executive officer. “On behalf of the Board, I would like to welcome Ms. Cao and Mr. Hee, their extensive industry expertise and experiences will be valuable assets to the Board.”

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel operator and franchisor. As of June 30, 2020, Huazhu operated 6,187 hotels with 599,235 rooms in operation in 15 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, and Blossom House. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added 5 brands to our portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of June 30, 2020, Huazhu operates 17 percent of its hotel rooms under lease and ownership model, and 83 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of demand for lodging in China and other factors and risks outlined in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com